Exhibit 99.1

Kidoz Inc.

and subsidiaries

Condensed Interim Consolidated Financial Statements

Unaudited

June 30, 2023

Kidoz Inc. and subsidiaries

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Kidoz Inc. are the responsibility of the management and Board of Directors of the Company.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) applicable to interim financial information and with the rules and regulations of the United States Securities and Exchange Commission.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/S/ J.M. Williams	/S/ H. W. Bromley
J. M. Williams,	H.W. Bromley
Chief Executive Officer	Chief Financial Officer

Kidoz Inc. and subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements

For Periods Ended June 30, 2023 and 2022

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Balance Sheets

(Unaudited)

As at	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash	$1,380,740	$2,363,530
Accounts receivable, less allowance for doubtful accounts $24,324 (December 31, 2022 - $53,241) (Note 3)	3,547,308	7,400,282
Prepaid expenses	59,018	71,248
Total Current Assets	4,987,066	9,835,060

Equipment (Note 4)	33,444	33,522
Goodwill (Note 6)	3,301,439	3,301,439
Intangible assets (Note 5)	874,588	1,147,457
Long term cash equivalent	22,811	22,310
Operating lease right-of-use assets (Note 12)	20,344	36,529
Security deposit	10,923	10,766

Total Assets	$9,250,615	$14,387,083

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,100,204	$4,826,667
Accrued liabilities	656,209	703,880
Accounts payable and accrued liabilities - related party (Note 13)	62,555	80,874
Derivative liability – warrants (Note 2e and 9)	-	51
Government CEBA current loan (Note 9)	45,291	44,296
Operating lease liabilities – current portion (Note 12)	22,821	32,116
Total Current Liabilities	1,887,080	5,687,884

Operating lease liabilities – non-current portion (Note 12)	-	7,440
Total Liabilities	1,887,080	5,695,324

Commitments (Note 11)

Stockholders’ Equity (Note 9):
Common stock, no par value, unlimited shares authorized, 131,304,499 shares issued and outstanding (December 31, 2022 - 131,347,999)	50,900,898	50,664,887
Treasury shares, nil shares (December 31, 2022 – 41,500)	-	(11,793)
Accumulated deficit	(43,561,943)	(41,985,915)
Accumulated other comprehensive income: Foreign currency translation adjustment	24,580	24,580
Total Stockholders’ Equity	7,363,535	8,691,759

Total Liabilities and Stockholders’ Equity	$9,250,615	$14,387,083

See accompanying notes to the unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 21, 2023. They are signed on the Company’s behalf by:

Approved by the Board of Directors	/s/ Jason Williams
J. Williams
CEO

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For Periods Ended June 30, 2023 and 2022

(Unaudited)

	Six Months ended June 30, 2023	Six Months ended June 30, 2022	Three Months ended June 30, 2023	Three Months ended June 30, 2022

Revenue:
Ad tech advertising revenue	$4,033,514	$4,613,205	$2,495,469	$2,458,351
Programmatic advertising revenue	322,846	57,926	254,776	30,972
Content revenue	131,564	134,477	63,994	28,814
Total revenue	4,487,924	4,805,608	2,814,239	2,518,137

Cost of sales:	2,578,375	3,002,748	1,574,659	1,546,172
Total cost of sales	2,578,375	3,002,748	1,574,659	1,546,172

Gross profit	1,909,549	1,802,860	1,239,580	971,965

Operating expenses:
Amortization of operating lease right-of-use assets (Note 12)	16,185	14,581	6,782	7,178
Depreciation and amortization (Notes 4 & 5)	278,979	278,985	139,692	138,614
Directors fees (Note 13)	4,000	3,998	2,000	2,998
General and administrative	342,282	402,013	150,813	186,119
Salaries, wages, consultants and benefits	359,668	427,758	193,286	149,559
Selling and marketing (Note 13)	634,083	431,802	306,561	251,788
Stock awareness program	112,737	95,758	55,820	44,427
Stock-based compensation (Note 9 & 13)	248,321	344,592	136,347	184,594
Content and software development (Note 7 & 13)	1,499,731	1,160,693	755,397	644,054
Total operating expenses	3,495,986	3,160,180	1,746,698	1,609,331

Loss before other income (expense) and income taxes	(1,586,437)	(1,357,320)	(507,118)	(637,366)

Other income (expense):
Foreign exchange gain (loss)	10,346	(117,253)	(2,305)	(89,821)
Gain on derivative liability – warrants (Note 2e)	51	21,849	-	5,505
Interest and other income	12	-	7	-

Loss before income taxes	(1,576,028)	(1,452,724)	(509,416)	(721,682)

Income tax recovery (expense)	-	5	-	5
Loss after tax	(1,576,028)	(1,452,719)	(509,416)	(721,677)

Other comprehensive income (loss)	-	-	-	-

Comprehensive loss	$(1,576,028)	$(1,452,719)	$(509,416)	$(721,677)

Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.00)	$(0.00)

Weighted average common shares outstanding, basic	131,306,021	131,424,989	131,304,499	131,424,989
Weighted average common shares outstanding, diluted	131,306,021	131,424,989	131,304,499	131,424,989

See accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Statements Of Stockholders’ Equity

For the periods ended June 30, 2023 and 2022

(Unaudited)

			Six-Month period Ended June 30, 2023
	Common stock				Accumulated Other Comprehensive income Foreign currency
	Shares	Amount	Treasury shares	Accumulated Deficit	translation adjustment	Total Stockholders’ Equity
Balance, December 31, 2022	131,347,999	$50,664,887	($11,793)	($41,985,915)	$24,580	$8,691,759

Stock-based compensation	-	111,974	-	-	-	111,974
Repurchase of common shares	(43,500)	(12,310)	11,793	-	-	(517)
Net loss and comprehensive loss	-	-		(1,066,612)	-	(1,066,612)
Balance, March 31, 2023	131,304,499	$50,764,551	-	($43,052,527)	$24,580	$7,736,604

Stock-based compensation	-	136,347	-	-	-	136,347
Net loss and comprehensive loss	-	-		(509,416)	-	(509,416)
Balance, June 30, 2023	131,304,499	$50,900,898	-	($43,561,943)	$24,580	$7,363,535

	Six-Month period Ended June 30, 2022
	Common stock			Accumulated Other Comprehensive income Foreign currency
	Shares	Amount	Accumulated Deficit	translation adjustment	Total Stockholders’ Equity
Balance, December 31, 2021	131,424,989	$49,964,919	($40,638,802)	$24,580	$9,350,697

Stock-based compensation	-	159,998	-	-	159,998
Net loss and comprehensive loss	-	-	(731,042)	-	(731,042)
Balance, March 31, 2022	131,424,989	$50,124,917	($41,369,844)	$24,580	$8,779,653

Shares issued	156,510	79,705	-	-	79,705
Stock-based compensation	-	184,594	-	-	184,594
Net loss and comprehensive loss	-	-	(721,677)	-	(721,677)
Balance, June 30, 2022	131,581,499	$50,389,216	($42,091,521)	$24,580	$8,322,275

See accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six month periods ended June 30, 2023 and 2022

(Unaudited)

	2023	2022
Cash flows from operating activities:
Net loss	$(1,576,028)	$(1,452,719)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	278,979	278,985
Amortization of operating lease right-of-use assets	16,185	14,581
Gain on derivative liability – warrants	(51)	(21,849)
Stock-based compensation	248,321	344,592
Unrealized foreign exchange gain (loss)	336	(354)

Changes in operating assets and liabilities:
Accounts receivable	3,852,974	2,807,968
Prepaid expenses	12,230	7,195
Accounts payable and accrued liabilities	(3,792,452)	(2,299,946)
Net cash used in operating activities	(959,506)	(321,547)

Cash flows from investing activities:
Acquisition of equipment	(6,032)	(6,979)
Security deposits	-	(3,613)
Net cash used in investing activities	(6,032)	(10,592)

Cash flows from financing activities:
Payments for repurchase of common shares	(517)	-
Payments on operating lease liabilities	(16,735)	(16,815)
Net cash used in financing activities	(17,252)	(16,815)

Change in cash	(982,790)	(348,954)

Cash, beginning of period	2,363,530	2,078,607
Cash, end of period	$1,380,740	$1,729,653

Supplementary information:
Interest paid	$-	$-
Income taxes paid	$3,617	$3,206
Non-cash transaction
Shares issued to settle accounts payable and accrued liabilities	$-	$79,705

See accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

1. Basis of Presentation:

The accompanying unaudited condensed interim consolidated financial statements have been prepared by Kidoz Inc. (“the Company”) in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to interim financial information and with the rules and regulations of the United States Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to such rules and regulations. In the opinion of management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for the fair presentation of the results of the interim periods presented. All adjustments are of a normal recurring nature, except as otherwise noted below. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto filed April 19, 2023 for the year ended December 31, 2022, included in the Company’s Annual Financial Statements and Management’s Discussion and Analysis filed with the TSX Venture Exchange on SEDAR and the Annual Report on Form 20-F, filed with the Securities and Exchange Commission. The results of operations for the interim periods are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

Continuing operations

These unaudited condensed interim consolidated financial statements have been prepared assuming the realization of assets and the settlement of liabilities in the normal course of operations. The Company expects to continue to generate sufficient cash flows to fund continued operations for the next 12 months, or, in the absence of adequate cash flows from operations, obtaining additional financing.

Management continues to review operations in order to identify additional strategies designed to generate cash flow, improve the Company’s financial position, and enable the timely discharge of the Company’s obligations.

There have been many factors which have affected the world economies in recent years. These include global pandemics (i.e. coronavirus COVID-19), inflation, the current banking crisis (e.g. Silicon Valley Bank), the war in Ukraine and many more. These factors have adversely affected workforces, economies, and financial markets globally. It has also disrupted the normal operations of many businesses, including the Company’s. These factors have affected spending, thereby affecting demand for the Company’s product and the Company’s business and its results of operations. It is not possible for the Company to predict the duration or magnitude of these factors at this time and the full effects on the Company’s business, its future results of operations, or ability to raise funds.

2. Summary of significant accounting policies:

(a) Basis of presentation:

These unaudited condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to annual financial information and with the rules and regulations of the United States Securities and Exchange Commission and the TSX Venture Exchange. The financial statements include the accounts of the Company’s subsidiaries:

Company	Registered	% Owned
Shoal Media (Canada) Inc.	British Columbia, Canada	100%
Kidoz Ltd.	Israel	100%
Rooplay Media Ltd.	British Columbia, Canada	100%
Rooplay Media Kenya Limited	Kenya	100%
Shoal Media Inc.	Anguilla	100%
Shoal Games (UK) Plc	United Kingdom	99%
Shoal Media (UK) Ltd.	United Kingdom	100%

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

2. Summary of significant accounting policies: (Continued)

(a) Basis of presentation: (Continued)

During the quarter ended March 31, 2023, Shoal Games (UK) Plc was discontinued.

In addition, there are the following dormant subsidiaries: Bingo.com (Antigua) Inc., Bingo.com (Wyoming) Inc., and Bingo Acquisition Corp.

All inter-company balances and transactions have been eliminated in the unaudited interim consolidated financial statements.

(b) Use of estimates:

The preparation of unaudited condensed interim consolidated financial statements in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and recognized revenues and expenses for the reporting periods.

Significant areas requiring the use of estimates include the collectability of accounts receivable, the valuation of stock-based compensation, the valuation of deferred tax assets and liabilities, the useful lives of intangible assets, the inputs used in assessing goodwill impairment, and the derivative liability – warrants valuation. Actual results may differ significantly from these estimates.

  (c) Revenue recognition:

In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services.

We derive substantially all of our revenue from the sale of Ad tech advertising revenue.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

2. Summary of significant accounting policies (Continued):

  (c) Revenue recognition: (Continued)

To achieve this core principle, the Company applied the following five steps:

1) Identify the contract with a customer

A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the services to be transferred, whose impression count will form the basis of the revenue and identifies the payment terms related to these services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or, in the case of a new customer, published credit and financial information pertaining to the customer.

2) Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services, the Company must apply judgment to determine whether promised services are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised services are accounted for as a combined performance obligation.

3) Determine the transaction price

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring services to the customer. None of the Company’s contracts contain financing or variable consideration components.

4) Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Company determines standalone selling price based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

2. Summary of significant accounting policies (Continued):

  (c) Revenue recognition: (Continued)

5) Recognize revenue when or as the Company satisfies a performance obligation

The Company satisfies performance obligations at a point in time as discussed in further detail under “Disaggregation of Revenue” below. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised service to a customer.

Disaggregation of Revenue

All of the Company’s performance obligations, and associated revenue, are generally transferred to customers at a point in time. The Company has the following revenue streams:

1) Ad tech advertising revenue - The pricing and terms for all our in-game advertising arrangements are mostly governed by insertion order which generally stipulates the payment terms, the duration (usually short term in nature), the number of advertising units delivered (e.g. impressions, completed views, or cost per install) and the contractually agreed upon price per advertising unit. The Company has concluded that the delivery of the Ad tech advertising is delivered at a point in time and, as such, has concluded these deliveries are a single performance obligation. The Company invoices fees which are generally variable based on the arrangement, which would typically include the number of impressions delivered at a specified price per application. For impressions delivered, revenue is recognized in the month in which the Company delivers the application to the end consumer or the month when the campaign ends.

2) Programmatic advertising revenue - The Company generally offers these services under a programmatic bid on a Cost-per-Impression (CPM) basis. Our customers upload their advertisements into a demand side platform which then connects to our SDK through an exchange platform and on a bid system agree on the CPM rate and the impressions to be served.

The Company has concluded that the delivery of the Programmatic advertising is delivered at the earlier of month end or at a point in time and, as such, has concluded these deliveries are a single performance obligation. The Company is deemed to be the principal in the transaction and therefore recognizes the revenue on a gross basis and commissions are recognized as cost of sales. The Company invoices fees which are generally variable based on the arrangement, which would typically include the number of impressions delivered at a specified price per application. For impressions delivered, revenue is recognized in the month in which the Company delivers the application to the end consumer or the month when the campaign ends.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

2. Summary of significant accounting policies (Continued):

  (c) Revenue recognition: (Continued)

3) Content revenue – The Company recognizes content revenue on the following forms of revenue:

a) Carriers and OEMs - The Company generally offers these services under a customer contract per tablet device license fee model with OEMs. Monthly or quarterly license fees are based on the OEM agreement with the number of devices the Kidoz Kid Mode is installed upon.

b) Rooplay - The Company generates revenue through subscriptions or premium sales of Rooplay, (www.rooplay.com) the cloud-based EduGame system for kids to learn and play within its games on smartphones and tablet devices, such as Apple’s iPhone and iPad, and mobile devices utilizing Google’s Android operating system. The revenue is recognized net of platform fees.

c) Rooplay licensing - The Company licenses its branded educational games under a monthly cost per game agreement license fee model. Monthly license fees are based on the number of games licensed.

d) In App purchases - The Company generates revenue through in-application purchases (“in-app purchases”) within its games; (i.e. Trophy Bingo (www.trophybingo.com)) on smartphones and tablet devices, such as Apple’s iPhone and iPad, and mobile devices utilizing Google’s Android operating system. Users can download the Company’s free-to-play games through Android, and Amazon, iOS and pay to acquire virtual currency which can be redeemed in the game for power plays. The initial download of the mobile game from the Digital Storefront does not create a contract under ASC 606 because of the lack of commercial substance; however, the separate election by the player to make an in-application purchase satisfies the criterion thus creating a contract under ASC 606.

The Company has identified the following performance obligations in these contracts:

i. Ongoing game related services such as hosting of game play, storage of customer content, when and if available content updates, maintaining the virtual currency management engine, tracking gameplay statistics, matchmaking as it relates to multiple player gameplay, etc.

ii. Obligation to the paying player to continue displaying and providing access to the virtual items within the game.

Neither of these obligations are considered distinct since the actual mobile game and the related ongoing services are both required to purchase and benefit from the related virtual items. As such, the Company’s performance obligations represent a single combined performance obligation which is to make the game and the ongoing game related services available to the players. The revenue is recognized net of platform fees.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

2. Summary of significant accounting policies (Continued):

  (d) Software development costs:

The Company expenses all software development costs as incurred for the period ended June 30, 2023 and 2022. As at June 30, 2023, and December 31, 2022, all capitalized software development costs have been fully amortized and the Company has no capitalized software development costs.

Total software development costs were $14,556,209 as at June 30, 2023 (December 31, 2022 - $13,056,478).

  (e) Derivative liability – warrants

The Company’s warrants have an exercise price in Canadian dollars whilst the Company’s functional currency is US Dollars. Therefore, in accordance with ASU 815 – Derivatives and Hedging, the warrants have a derivative liability value. This liability value has no effect on the cashflow of the Company and does not represent a cash payment of any kind.

  (f) Impairment of long-lived assets and long-lived assets to be disposed of:

The Company identified the following intangible assets in the acquisition of Kidoz Ltd. Finite life intangible assets are recorded at historical cost less accumulated amortization based on their estimated useful life and any impairment is determined in accordance with ASC 360. The Company does not have any indefinite life intangible assets. Amortization is provided for annually on the straight-line method over the following periods:

Amortization period
Ad Tech technology	5 years
Kidoz OS technology	3 years
Customer relationship	8 years

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

  (g) Goodwill:

The Company accounts for goodwill in accordance with the provisions of ASC 350, Intangibles-Goodwill and Others. Goodwill is the excess of the purchase price over the fair value of identifiable assets acquired, less liabilities assumed, in a business combination. The Company reviews goodwill for impairment. Goodwill is not amortized but is evaluated for impairment at least annually or whenever events or changes in circumstances indicate that it is more likely than not that the carrying amount may not be recoverable.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

2.	Summary of significant accounting policies (Continued):

  (g) Goodwill: (Continued)

The goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss and compares the fair value of a reporting unit with its carrying amount and is based on discounted future cash flows, based on market multiples applied to free cash flow. The determination of the fair value of our reporting units requires management to make significant estimates and assumptions including the selection of control premiums, discount rates, terminal growth rates, forecasts of revenue and expense growth rates, income tax rates, changes in working capital, depreciation, amortization and capital expenditures. Changes in assumptions concerning future financial results, exogenous market conditions, or other underlying assumptions could have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

During the year ended December 31, 2022, the Company determined there was no impairment of the goodwill.

  (h) New accounting pronouncements and changes in accounting policy:

The Company has evaluated all of the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the filing date of these unaudited consolidated financial statements and does not believe the future adoption of any such pronouncements will have a material impact on its consolidated financial statements.

  (i) Financial instruments and fair value measurements:

(i) Fair values:

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on measurement date. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

  (i) Financial instruments and fair value measurements: (Continued)

Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets and liabilities in active markets;

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

2.	Summary of significant accounting policies (Continued):

Level 2—Observable inputs, other than quoted market prices, that are either directly or indirectly observable in the marketplace for identical or similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities; and

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to the fair value of assets or liabilities.

When available, we use quoted market prices to determine fair value, and we classify such measurements within Level 1. In some cases where market prices are not available, we make use of observable market-based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon valuations in which one or more significant inputs are unobservable, including internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Fair value measurement includes the consideration of nonperformance risk. Nonperformance risk refers to the risk that an obligation (either by a counterparty) will not be fulfilled. For financial assets traded in an active market (Level 1 and certain Level 2), the nonperformance risk is included in the market price. For certain other financial assets and liabilities (certain Level 2 and Level 3), our fair value calculations have been adjusted accordingly.

The fair value of accounts receivable, accounts payable, accrued liabilities, and accounts payable, accrued liabilities - related party and the government CEBA loan approximate their financial statement carrying amounts due to the short-term maturities of these instruments and are therefore carried at their historical cost basis.

Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset. The Company’s cash and long-term cash equivalents were measured using Level 1 inputs. Stock-based compensation and derivative liability – warrants were measured using Level 2 inputs. Goodwill impairment was measured using Level 3 inputs.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

2. Summary of significant accounting policies (Continued):

  (i) Financial instruments and fair value measurements: (Continued)

(ii) Foreign currency risk:

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into any forward exchange contracts or other derivative instrument to hedge against foreign exchange risk.

3. Accounts receivable:

	June 30, 2023	December 31, 2022
Accounts receivable	$3,571,632	$7,453,523
Expected credit losses	(24,324)	(53,241)

Net accounts receivable	$3,547,308	$7,400,282

The Company has a doubtful debt provision of $24,324 for existing accounts receivable.

4. Equipment:

June 30, 2023	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$181,805	$153,851	$27,954
Furniture and fixtures	16,517	11,027	5,490
	$198,322	$164,878	$33,444

December 31, 2022	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$175,773	$148,266	$27,507
Furniture and fixtures	16,517	10,502	6,015
	$192,290	$158,768	$33,522

Depreciation expense was $3,258 (June 30, 2022 - $2,180) for the quarter ended June 30, 2023.

5. Intangible assets:

June 30, 2023	Cost	Accumulated depreciation	Net book Value

Ad Tech technology	$1,877,415	$1,627,093	$250,322
Kidoz OS technology	31,006	31,006	-
Customer relationship	1,362,035	737,769	624,266
	$3,270,456	$2,395,868	$874,588

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

5. Intangible assets: (Continued)

December 31, 2022	Cost	Accumulated amortization	Net book Value

Ad Tech technology	$1,877,415	$1,439,351	$438,064
Kidoz OS technology	31,006	31,006	-
Customer relationship	1,362,035	652,642	709,393
	$3,270,456	$2,122,999	$1,147,457

Amortization expense was $136,434 (June 30, 2022 - $136,434) for the quarter ended June 30, 2023.

6. Goodwill:

The changes in the carrying amount of goodwill for the period ended June 30, 2023, and the year ended December 31, 2022 were as follows:

	June 30, 2023	December 31, 2022
Goodwill, balance at beginning of period	$3,301,439	$3,301,439
Impairment of goodwill	-	-

Goodwill, balance at end of period	$3,301,439	$3,301,439

The Company’s annual goodwill impairment analysis performed during the fourth quarter of fiscal 2022 included a quantitative analysis of Kidoz Ltd. reporting unit (consisting of intangible assets (Note 5) and goodwill). The reporting unit has a carrying amount of $4,176,027 (December 31, 2022 - $4,448,896) as at June 30, 2023. The Company performed a discounted cash flow analysis for Kidoz Ltd. for the year ended December 31, 2022. These discounted cash flow models included management assumptions for expected sales growth, margin expansion, operational leverage, capital expenditures, and overall operational forecasts. The Company classified these significant inputs and assumptions as Level 3 fair value measurements. Based on the annual impairment test described above there was no additional impairment determined for fiscal 2023 or 2022.

7. Content and software development assets:

Since the year ended December 31, 2014, the Company has been developing software technology and content for our business. This software technology and content includes the continued development of the KIDOZ Safe Ad Network, the KIDOZ Kid-Mode Operating System, and the KIDOZ publisher SDK, development of Trophy Bingo, a social bingo game, the license, the development of the Rooplay platform and the development of the Rooplay Originals games.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

7. Content and software development assets: (Continued)

During the period ended June 30, 2023, the Company has expensed the development costs of all its technology as incurred and has expensed the following software development costs.

	Six Months ended June 30, 2023	Six Months ended June 30, 2022	Three Months ended June 30, 2023	Three Months ended June 30, 2022

Opening total software development costs	$13,056,478	$10,559,601	$13,800,812	$11,076,240

Software development during the period	1,499,731	1,160,693	755,397	644,054
Closing total Software development costs	$14,556,209	$11,720,294	$14,556,209	$11,720,294

8. Government CEBA loan:

During the year ended December 31, 2020, the Company was granted a loan of $45,291 (CAD$60,000) under the Canada Emergency Business Account (CEBA) loan program for small businesses. The CEBA loan program is one of the many incentives the Canadian Government put in place in response to COVID-19. The loan is interest free and a third of the loan $15,079 (CAD$20,000) is eligible for complete forgiveness if $30,194 (CAD$40,000) is fully repaid on or before December 31, 2023. If the loan cannot be repaid by December 31, 2023, it can be converted into a 3-year term loan charging an interest rate of 5%.

9. Stockholders’ equity:

The holders of common stock are entitled to one vote for each share held. There are no restrictions that limit the Company’s ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation. The Company’s common stock has no par value per common stock.

(a)	Common stock issuances:

There were no stock issuances during the quarter ended June 30, 2023 and 2022.

(b)	Normal Course Issuer Bid:

During the year ended December 31, 2022, the Company filed a Notice of Intention to Make a Normal Course Issuer Bid (the “Notice of Intention”) with the TSX Venture Exchange (“TSX-V”) on September 15, 2022. Upon receiving approval from the TSX-V, effective September 16, 2022, the Company commenced a normal course issuer bid (“NCIB”), whereby the Company may purchase for cancellation up to 6,579,074 shares, being 5% of the issued and outstanding shares as of such date. Any purchases under the NCIB will be made on the open market through the facilities of the TSX-V or alternative Canadian trading systems. Purchases will be made at market prices of the shares at the time of acquisition.

Purchases under the NCIB may commence as of September 16, 2022, and will end on the earlier of: (i) September 14, 2023; or (ii) the date on which the Company has purchased the maximum number of shares to be acquired under the NCIB. The Company may terminate the NCIB earlier if it feels it is appropriate to do so.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

9.	Stockholders’ equity: (Continued)

(b)	Normal Course Issuer Bid: (Continued)

The normal course issuer bid will be conducted through Kidoz Inc’s broker Research Capital Corporation. The purchase and payment of the common shares will be made in accordance with the requirements of the TSX-V and applicable securities laws. The actual number of common shares purchased, timing of purchases and share price will depend upon market conditions at the time and securities law requirements. All common shares acquired will be returned to treasury and cancelled.

The purchase of and payment for the shares will be made in accordance with the requirements of the TSX-V and applicable securities laws. The actual number of shares purchased, timing of purchases and share price will depend upon market conditions at the time and securities law requirements. All shares acquired pursuant to the NCIB will be returned to treasury and cancelled.

During the year ended December 31, 2022, 275,000 shares were acquired pursuant to the NCIB in effect, at an aggregate cost of $87,778. During the year ended December 31, 2022, 233,500 shares were cancelled.

During the quarter ended March 31, 2023, 43,500 shares which were acquired, pursuant to the NCIB in effect, at an aggregate cost of $12,310, were cancelled.

(c)	Warrants

A summary of warrant activity for the quarter ended June 30, 2023 are as follows:

	Number of warrants	Exercise price	Expiry date
Outstanding, December 31, 2022	230,000	CAD$0.98	April 3, 2023

Granted	-	-
Expired unexercised	(230,000)	CAD$0.98

Outstanding June 30, 2023	-	-

During the quarter ended June 30, 2023, the warrants expired unexercised and a gain on derivative liability - warrants of $51 (Fiscal 2022 - $23,314) and the derivative liability – warrants value reduced to nil (December 31, 2022 - $51) with the following assumptions:

	June 30, 2023	December 31, 2022
Exercise price	CAD$0.98	CAD$0.98
Stock price	CAD$0.25	CAD$0.35
Expected term	3 days	0.25 years
Expected dividend yield	-	-
Expected stock price volatility	97.90%	77.46%
Risk-free interest rate	3.12%	3.55%

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

9.	Stockholders’ equity: (Continued)

(d)	Stock option plans:

2015 stock option plan

In the year ended December 31, 2015, the shareholders approved the 2015 stock option plan and the 1999, 2001 and the 2005 plans were discontinued. The 2015 stock option plan is intended to provide incentive to employees, directors, advisors and consultants of the Company to encourage proprietary interest in the Company, to encourage such employees to remain in the employ of the Company or such directors, advisors and consultants to remain in the service of the Company, and to attract new employees, directors, advisors and consultants with outstanding qualifications. The maximum number of shares issuable under the Plan shall not exceed 10% of the number of Shares of the Company issued and outstanding as of each Award Date unless shareholder approval is obtained in advance. The Board of Directors determines the terms of the options granted, including the number of options granted, the exercise price and their vesting schedule. The maximum term possible is 10 years. Under the amended 2015 plan we have reserved 10% of the number of Shares of the Company issued and outstanding as of each Award Date.

During the quarter ended June 30, 2023, the Company granted 2,550,000 options at CAD$0.50 ($0.40). During the quarter ended June 30, 2023, 1,988,000 options expired unexercised. Subsequent to the quarter ended June 30, 2023, 90,000 options were cancelled.

During the quarter ended June 30, 2022, the Company granted 1,885,000 options at CAD$0.30 ($0.22)

	Number of options	Weighted average exercise price
Outstanding, December 31, 2021	6,870,150	$0.48

Granted	2,550,000	0.40
Expired	(506,150)	(0.40)
Cancelled	(285,600)	(0.48)

Outstanding, December 31, 2022	8,629,000	$0.43

Granted	1,885,000	0.30
Expired	(1,988,000)	(0.46)
Cancelled	(130,000)	(0.52)

Outstanding June 30, 2023	8,396,000	$0.39

The aggregate intrinsic value for options as of June 30, 2023 was $nil (December 31, 2022 - $nil).

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

9.	Stockholders’ equity: (Continued)

(d)	Stock option plans: (Continued)

The following table summarizes information concerning outstanding and exercisable stock options at June 30, 2023:

Exercise prices per share	Number outstanding	Number exercisable	Expiry date
CAD$0.30	1,885,000	150,800	February 21, 2028
CAD$0.45	2,030,400	1,123,800	June 30, 2025
CAD$0.50	829,600	505,700	February 1, 2026
CAD$0.50	2,395,000	766,400	February 1, 2027
CAD$0.66	200,000	92,000	July 12, 2026
CAD$1.02	1,056,000	552,000	April 6, 2026
	8,396,000	3,190,700

During the quarter ended June 30, 2023, the Company recorded stock-based compensation of $136,347 on the options granted and vested (June 30, 2022 – $184,594) and as per the Black-Scholes option-pricing model, with a weighted average fair value per option grant of $0.29 (June 30, 2022 - $0.34).

10. Fair value measurement:

The following table sets forth the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis based on the three-tier fair value hierarchy.

	Level 1	Level 2	Level 3	Total
As at June 30, 2023
Assets
Cash	$1,380,740	$-	$-	$1,380,740
Long term cash equivalent	22,811	-	-	22,811
Liabilities
Derivative liability – warrants	-	-	-	-
Total net assets measured and recorded at fair value	$1,403,551	$-	$-	$1,403,551

	Level 1	Level 2	Level 3	Total
As at December 31, 2022
Assets
Cash	$2,363,530	$-	$-	$2,363,530
Long term cash equivalent	22,310	-	-	22,310
Liabilities
Derivative liability – warrants	-	(51)	-	(51)
Total assets (liabilities) measured and recorded at fair value	$2,385,840	($51)	$-	$2,385,789

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

11. Commitments:

The Company leases office facilities in Vancouver, British Columbia, Canada, and Netanya, Israel. These office facilities are leased under operating lease agreements. During the quarter ended March 31, 2023, the lease in The Valley, Anguilla was cancelled.

During the quarter ended March 31, 2019, the Company signed a five year lease for a facility in Vancouver, Canada, commencing April 1, 2019 and ending March 2024. This facility comprises approximately 1,459 square feet. The Company accounts for the lease in accordance with ASU 2016-02 (Topic 842) and has recognized a right-of-use asset and operating lease liability.

The Netanya, Israel operating lease expired on July 14, 2017 but unless 3 month’s notice is given it automatically renews for a future 12 months until notice is given. During the year ended December 31, 2022, the lease was extended for a further 12 months. This facility comprises approximately 190 square metres. The renewal of this lease is uncertain, hence the Company has accounted for this lease as a short-term lease.

The minimum lease payments under these operating leases are approximately as follows:

2023	$50,346
2024	12,417

The Company paid rent expense totaling $30,784 for the quarter ended June 30, 2023 (June 30, 2022 - $32,425).

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Inc.	T. M. Williams	Chairman	$160,000
Bromley Accounting Services Ltd.	H. W. Bromley	CFO	CAD$215,000
Farcast Operations Inc.	T. H. Williams	VP Product	CAD$240,000

As at June 30, 2023, the Company had a number of renewable license commitments with large brands, including, Mr. Men and Little Miss and Mr. Bean. These agreements have commitments to pay royalties on the revenue from the licenses subject to the minimum guarantee payments. As at June 30, 2023, there were no further minimum guarantee payments commitments.

The Company expensed the minimum guarantee payments over the life of the agreement and recognized license expense of $4,168 (June 30, 2022 - $3,286) for the quarter ended June 30, 2023, and $8,407 (June 30, 2022 - $7,353) for the six months ended June 30, 2023.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

12. Right of use assets:

There is no discount rate implicit in the Anguilla office operating lease agreement, so the Company estimated a 5% discount rate for the incremental borrowing rate for the lease as of the adoption date, January 1, 2020. There is no discount rate implicit in the license agreement, so the Company estimated a 12% discount rate for the incremental borrowing rate for the licenses as of the adoption date, January 1, 2019.

Effective April 1, 2019, we recognized lease assets and liabilities of $125,474, in relation to the Vancouver office. We estimated a discount rate of 4.12%.

We elected the package of practical expedients permitted under the transition guidance within Topic 842, which allowed us to carry forward prior conclusions about lease identification, classification and initial direct costs for leases entered into prior to adoption of Topic 842.

Additionally, we elected to not separate lease and non-lease components for all of our leases. For leases with a term of 12 months or less, our current offices, we elected the short-term lease exemption, which allowed us to not recognize right-of-use assets or lease liabilities for qualifying leases existing at transition and new leases we may enter into in the future, as there is significant uncertainty on whether the leases will be renewed.

The right-of-use assets are summarized as follows:

	June 30, 2023	December 31, 2022

Opening balance for the period	$36,529	$65,464
Amortization of operating lease right-of use assets	(16,185)	(28,935)
Closing balance for the period	$20,344	$36,529

The operating lease as at June 30, 2023, is summarized as follows:

As at June 30, 2023	Operating lease- Office lease

2023	$15,556
2024	7,778
Total lease payments	$23,334
Less: Interest	(513)
Present value of lease liabilities	$22,821

Amounts recognized on the balance sheet
Current lease liabilities	$22,821
Long-term lease liabilities	-

Total lease payments	$22,821

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

12.	Right of use assets: (Continued)

	June 30, 2023	December 31, 2022

Opening balance for the period	$39,556	$74,067
Payments on operating lease liabilities	(16,735)	(34,511)
Closing balance for the period	22,821	39,556
Less: current portion	(22,821)	(32,116)
Operating lease liabilities – non-current portion as at end of period	$-	$7,440

13. Related party transactions:

For the quarter ended June 30, 2023, the Company has the following related party transactions:

	Six Months ended June 30, 2023	Six Months ended June 30, 2022	Three Months ended June 30, 2023	Three Months ended June 30, 2022

Directors fees	$4,000	$3,998	$2,000	$2,998
Salaries, wages, consultants and benefits	316,778	378,004	154,113	150,611
Selling and marketing	43,324	64,897	15,803	34,443
Stock-based compensation (Note 9)	79,761	137,355	48,779	72,384
Content and software development (Note 7)	134,875	124,265	76,048	64,605
Closing balance for the period	$578,738	$708,519	$296,743	$325,041

The Company has liabilities of $62,555 (December 31, 2022 - $80,874) as at June 30, 2023, to current directors, officers and companies owned by the current directors and officers of the Company for employment, director and consulting fees.

During the quarter ended March 31, 2023, the Company granted 400,000 options with an exercise price of CAD$0.30 ($0.22) per share.

During the quarter ended March 31, 2022, the Company granted 900,000 options with an exercise price of CAD$0.50 ($0.39) per share.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

14. Segmented information:

Revenue

The Company operates in reportable business segments, the sale of Ad tech advertising and content revenue.

The Company had the following revenue by geographical region.

	Six Months ended June 30, 2023	Six Months ended June 30, 2022	Three Months ended June 30, 2023	Three Months ended June 30, 2022
Ad tech advertising revenue
Western Europe	$1,571,557	$1,587,027	$1,007,568	$946,934
Central, Eastern and Southern Europe	130,756	133,177	67,504	79,159
North America	2,066,503	2,181,933	1,302,204	1,153,882
Other	264,698	711,068	118,193	278,376

Total ad tech advertising revenue	$4,033,514	$4,613,205	$2,495,469	$2,458,351

Content revenue
Western Europe	$36,781	$40,560	$18,035	$18,062
Central, Eastern and Southern Europe	26	304	14	97
North America	3,117	30,611	2,784	3,332
Other	91,640	63,002	43,161	7,323

Total content revenue	$131,564	$134,477	$63,994	$28,814

Programmatic advertising revenue
North America	$322,846	$57,926	$254,776	$30,972

Total Programmatic advertising revenue	$322,846	$57,926	$254,776	$30,972

Total revenue
Western Europe	$1,608,338	$1,627,587	$1,025,603	$964,996
Central, Eastern and Southern Europe	130,782	133,481	67,518	79,256
North America	2,392,466	2,270,470	1,559,764	1,188,186
Other	356,338	774,070	161,354	285,699

Total revenue	$4,487,924	$4,805,608	$2,814,239	$2,518,137

Equipment

The Company’s equipment is located as follows:

Net Book Value	June 30, 2023	December 31, 2022
Anguilla	$-	$60
Canada	20,203	20,143
Israel	9,874	9,279
United Kingdom	3,367	4,040
	$33,444	$33,522

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended June 30, 2023 and 2022

(Unaudited)

15. Concentrations:

Major customers

During the quarter ended June 30, 2023 and 2022, the Company sold Ad tech revenue, Programmatic advertising revenue and content revenue including subscriptions on its site Rooplay, in-app purchases on its social bingo sites, Trophy Bingo and Garfield’s Bingo and Rooplay Originals. During the quarter ended June 30, 2023, the Company had two Ad tech customers: $765,675 and $577,153 (June 30, 2022 – two customers: $567,970 and $396,567) respectively who purchased more than 10% of the total revenue. The Company is reliant on the Google App, iOS App and Amazon App Stores to provide a content platform for Rooplay, Trophy Bingo and Garfield’s Bingo to be played thereon and certain advertising agencies for the Ad tech revenue.

16. Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with high quality financial institutions and limits the amount of credit exposure with any one institution.

The Company currently maintains a substantial portion of its day-to-day operating cash balances at financial institutions. At June 30, 2023, the Company had total cash and cash equivalents balances of $1,380,740 (December 31, 2022 - $2,363,530) at financial institutions, where $1,140,904 (December 31, 2022 - $2,150,761) is in excess of federally insured limits.

The Company has concentrations of credit risk with respect to accounts receivable, the majority of its accounts receivable are concentrated geographically in the United States amongst a small number of customers.

As of June 30, 2023, the Company had two customers, totaling $1,280,545, and $602,066 who accounted for greater than 10% of the total accounts receivable. As of December 31, 2022, the Company had three customers, totaling $1,921,602, $1,061,177, and $920,736 respectively who accounted for greater than 10% of the total accounts receivable.

The Company controls credit risk through monitoring procedures and receiving prepayments of cash for services rendered. The Company performs credit evaluations of its customers but generally does not require collateral to secure accounts receivable.

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